NEWS RELEASE

COMPANY CONTACT:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
SECOND QUARTER RESULTS FOR FISCAL 2008

Revenue Increased 28% and Net Income 218%
Over the Same Quarter of the Prior Year

Lagrangeville, New York***November 9, 2007***Command Security Corporation (Amex: MOC) announced today its financial and operating results for the second fiscal quarter ended September 30, 2007.

For the three months ended September 30, 2007, revenues increased 28.0% to $30,613,782, compared with revenues of $23,910,688 in the same period of the prior year. Net income increased 218% to $555,818, or $.05 per basic and diluted share, compared with $174,788, or $.02 per basic and diluted share, in the same period of the prior year.

For the six months ended September 30, 2007, revenues increased 27.0% to $58,697,670, compared with revenues of $46,216,582 in the same period of the prior year. Net income increased 168% to $1,014,683, or $.09 per basic and diluted share, compared with $379,113, or $.04 per basic and diluted share, in the same period of the prior year. Net income for the six months ended September 30, 2007 includes a recovery and gain totaling approximately $417,000 (before taxes) associated with stock received by the Company in connection with its claims related to the bankruptcy filings of United and Northwest Airlines.

Revenue growth during the three and six month periods ended September 30, 2007 is attributable to: the purchases of security services businesses in Florida and California; and expanded services being provided to new and existing airline customers at Los Angeles International Airport and San Jose International Airport in California, and John F. Kennedy International Airport and LaGuardia Airport in New York.

“We reported positive overall results for the second quarter, continuing a year of improved financial performance. Revenue for the quarter increased 28%, driven by both organic and transactional growth,” said Barry I. Regenstein, President of Command Security. “We continue to seek incremental growth through prudent acquisitions and we are optimistic about our prospects in that area. Overall, demand for our services remains solid as we continue to develop traction from our expanded sales and marketing group. In addition, we made progress improving key financial metrics from the first quarter, all of which helps us to remain confident that we will continue to demonstrate attractive results for the rest of fiscal 2008 and look forward to fiscal 2009.”

About Command Security Corporation

Command Security Corporation provides aviation and security services to protect buildings, assets and people through over thirty company-owned offices in fourteen states. We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that today’s world brings. Partnering with each client, Command Security designs programs customized to meet specific security needs and solve problems. To every situation the Company brings years of expertise - sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology. Its mission is: to enable businesses to operate without disruption or loss, and to create safe environments for people to work in.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2007, and such other risks detailed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended September 30,		Six Months Ended September 30,
	2007	2006	2007	2006
Revenues	$30,613,782	$23,910,688	$58,697,670	$46,216,582
Operating income	839,572	225,547	1,621,013	457,146
Other expense	183,754	50,759	331,330	78,033
Provision for income taxes	100,000	—	275,000	—
Net income	$555,818	$174,788	$1,014,683	$379,113
Net income per common share
Basic	$0.05	$0.02	$0.09	$0.04
Diluted	$0.05	$0.02	$0.09	$0.04
Weighted average number of common shares outstanding
Basic	10,714,679	10,137,970	10,714,679	10,137,970
Diluted	11,273,788	10,574,530	11,287,682	10,567,107

Balance Sheet Highlights	September 30, 2007	March 31, 2007
	(Unaudited)	(Audited)

Cash	$585,278	$220,040
Accounts receivable	21,736,298	17,978,737
Total current assets	23,960,177	22,184,356
Total assets	30,276,911	25,329,577
Total current liabilities	17,381,545	15,670,693
Short-term debt	8,823,420	8,734,119
Long-term debt	744	5,902
Total liabilities	18,256,193	16,225,741
Stockholders’ equity	12,020,718	9,103,836
Total liabilities and stockholders’ equity	$30,276,911	$25,329,577